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                          June 24, 2024

       Jin Xu
       Chief Executive Officer
       Golden Heaven Group Holdings LTD.
       No. 8 Banhouhaichuan Rd
       Xiqin Town, Yanping District
       Nanping City, Fujian Province, China 353001

                                                        Re: Golden Heaven Group
Holdings LTD.
                                                            Registration
Statement on Form F-3
                                                            Filed June 4, 2024
                                                            File No. 333-279942

       Dear Jin Xu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services